Filed Pursuant to Rule 424(b)(3)
Registration No. 333-165643

CARTER VALIDUS MISSION CRITICAL REIT, INC.

SUPPLEMENT NO. 20 DATED MAY 21, 2014

TO THE PROSPECTUS DATED APRIL 26, 2013

This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT, Inc. (the “Company”), dated April 26, 2013, Supplement No. 16 dated April 23, 2014, Supplement No. 17 dated May 9, 2014, Supplement No. 18 dated May 13, 2014 and Supplement No. 19 dated May 16, 2014. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	the status of our initial public offering of shares of common stock; and

(2)	the completion of our acquisition of the Chicago Data Center.

Status of Our Public Offering

We commenced our initial public offering of 175,000,000 shares of common stock on December 10, 2010 (the “Offering”). Of these shares, we are offering 168,750,000 shares in a primary offering and up to 6,250,000 shares pursuant to our distribution reinvestment plan (“DRIP”). As of May 19, 2014, we had accepted investors’ subscriptions for and issued 140,623,604 shares of our common stock in the Offering (including shares of common stock issued pursuant to the DRIP), resulting in our receipt of gross proceeds of $1,398,370,478. As of May 19, 2014, we had 34,376,396 shares of our common stock remaining in our Offering.

Pursuant to Rule 415 promulgated under the Securities Act of 1933, as amended, our Offering has been extended until the earlier of (i) June 6, 2014; (ii) the date on which the maximum offering has been sold; or (iii) the effective date of the registration statement for our follow-on offering.

Acquisition of the Chicago Data Center

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary—Our Investment Objectives” section on page 5 of the prospectus and the “Investment Objectives, Strategy and Criteria—Description of Real Estate Investments—Wholly-owned properties” section beginning on page 114 of the prospectus.

On May 20, 2014, a wholly-owned subsidiary of our operating partnership acquired 100% of the fee simple interest in a 251,141 rentable square foot data center (the “Chicago Data Center”), located in Northlake, Illinois, for a purchase price of $211,700,000, plus closing costs. The seller of the Chicago Data Center, Ascent CH2, LLC, is not affiliated with us, our advisor or our respective affiliates. We financed the purchase of the Chicago Data Center using net proceeds from the Offering. In connection with the acquisition, we paid an acquisition fee of approximately $4,234,000, or 2% of the purchase price, to our advisor.

Description of the Property

The Chicago Data Center was originally constructed in 1964 with renovations completed in 2010. As of May 20, 2014, the Chicago Data Center was 59.9% leased to four tenants.

In evaluating the Chicago Data Center as a potential acquisition and determining the appropriate amount of consideration to be paid for such acquisition, a variety of factors were considered, including the property condition and environmental reports, physical condition and curb appeal, age, location, including visibility and access, tenant creditworthiness, the operator of the facility, lease terms, including rent, rent increases, length of lease term, specific tenant and landlord responsibilities, renewal options, expansion, termination, purchase options, exclusive and permitted use provisions, assignment, sublease and co-tenancy provisions, local market conditions, demographics and population growth patterns, neighboring properties, the potential for new property construction in the area and whether there were any anticipated required capital improvements.

The following table summarizes the acquisition of the Chicago Data Center:

Property Description	Date Acquired	Year Built	Purchase Price	Fees Paid to Sponsor (1)	Initial Yield (2)	Average Yield (3)	Physical Occupancy
Chicago Data Center	05/20/2014	1964	$211,700,000	$4,234,000	7.60%	8.14%	59.94%

(1)	Fees paid to sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. It does not include fees paid to any property manager, including our affiliated property manager. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 84 of the prospectus.
(2)	Initial yield is calculated as the current annualized rental income for the in-place lease at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The property is subject to a long-term net lease. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.
(3)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place lease over the non-cancellable lease term at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The property is subject to a long-term net lease. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

We believe the Chicago Data Center is suitable for its present and intended purpose as a data center and is adequately covered by insurance.

The Chicago Data Center is located in the Chicago-Naperville-Elgin, Illinois-Indiana-Wisconsin metropolitan statistical area, and as such may compete with other data centers for tenants if the current tenant leases are not renewed.

Tenant Lease Terms

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments—Tenant Lease Expirations—Wholly-Owned Properties” section on page 117 of the prospectus.

Wholly-owned property

The following table shows, as of the acquisition date, the principal provisions of the lease terms for the four tenants of the Chicago Data Center:

Tenant	Square Feet	Current Annual Base Rent		Base Rent per Square Foot	Lease Expiration	Renewal Options (1)
Comcast Cable Communications Management, LLC (5),(6)	46,075	$10,644,190	(2)	$231.02	12/31/2022	2/5 yr.
HSBC Technology & Services (USA) Inc. (5),(7)	40,964	$5,170,032	(3)	$126.21	06/30/2023	2/5 yr.
Trans Union, LLC (5),(8)	17,511	$576,000	(4)	$32.89	06/30/2024	2/5 yr.
Walgreen Co. (5),(9)	45,975	$1,738,889	(4)	$37.82	03/31/2029	2/5 yr.

(1)	Represents option renewal period/term of each option.
(2)	Tenant occupies Suite 100 and Suite 200 of the property. Rent increases annually by 1.25% and 1.75% of the then current annual base rent for Suite 100 and Suite 200, respectively.

(3)	Rent increases annually by 3.00% of the then current annual base rent.
(4)	Rent increases annually by 2.50% of the then current annual base rent.
(5)	All of the operations and principal nature of the tenant are data center related.
(6)	The lease is guaranteed by Comcast Corporation. Comcast Corporation has a Standard & Poor credit rating of A-.
(7)	The lease is guaranteed by HSBC USA, Inc. HSBC USA, Inc. has a Standard & Poor credit rating of A+.
(8)	Pursuant to the lease agreement, the tenant is obligated to spend $16.0 million for future improvements to the property by the end of the lease term.
(9)	Pursuant to the lease agreement, the tenant is obligated to spend $31.5 million for future improvements to the property by the end of the lease term, subject to the final credit of $0.7 million.

Depreciable Tax Basis

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Policies—Depreciable Tax Basis—Wholly-owned and joint venture properties” section appearing on page 122 of the prospectus.

Wholly-owned property

For 2012, the real estate taxes on the Chicago Data Center were approximately $410,963. For federal income tax purposes, we estimate that the depreciable basis in the Chicago Data Center will be approximately $190,530,000.

For federal income tax purposes, we depreciate personal property and buildings based upon an estimated useful life of 7 and 39 years, respectively.

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